650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com CONFIDENTIAL TREATMENT REQUESTED BY SOUFUN HOLDINGS LIMITED SFUN-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

September 11, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stephen Krikorian

                 Melissa Walsh

                 Maryse Mills-Apenteng

                 Matthew Crispino

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 3, 2013
File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 27, 2013, relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including pursuant to the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 61

1.	Please disclose the amount of cash held inside the PRC separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

Response:

In response to the Staff’s comment, the Company intends to include in its future Form 20-F filings information on cash held inside and outside the People’s Republic of China (the “PRC”) and inside and outside its variable interest entities (“VIEs”). Supplementally, the Company has set forth below such information in the form of the disclosure that the Company expects to make in such future filings as if the Company had made such disclosure as of December 31, 2012 (additions that reflect changes from the 20-F are underlined).

“Historically, we have financed our operations primarily through internally generated cash and equity financings. As of December 31, 2012, we had approximately US$118.2 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and bank deposits. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. Of our cash and cash equivalents as of December 31, 2012, US$105.4 million was held inside the PRC and US$12.8 million was held outside of the PRC. Of the US$105.4 million held inside the PRC, US$41.2 million was held by our consolidated controlled entities and US$64.2 million was held by our subsidiaries. See ‘Item D. Risk Factors—Risks Related to Doing Business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity’ and ‘—Government control of currency conversion may limit our ability to utilize our revenues effectively’ for additional discussion. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2010, 2011 and 2012, we had short-term investments of US$62.4 million, US$8.6 million and US$26.8 million, respectively.”

2.	We note your disclosure that you had, as of December 31, 2012, U.S. dollar-denominated short-term borrowings of US$270.7 million and long-term borrowings of US$80.8 million. Please expand your discussion to explain the reason for incurring that debt and the use of the proceeds, and analyze how the incurrence of that debt fits into your overall business plan. Refer to FRC 501.13.a. for additional guidance.

Response:

In response to the Staff’s comment, the Company intends to include in its future Form 20-F filings additional information on the reasons for incurring its outstanding debt and the use of proceeds. Supplementally, the Company advises the Staff that the outstanding debt as of December 31, 2012, was incurred to satisfy the operating needs of the Company and its offshore subsidiaries outside of the PRC, including property acquisitions, dividend payments, and other operational expenses. In contrast, the Company has used cash flow from operations to provide liquidity and to fund the operational expenses of its PRC subsidiaries and consolidated controlled entities in the PRC and did not incur such debt for these requirements. As set forth on page 61 of the 20-F, the Company has generated significant cash flow during the past three fiscal years, and has continued to generate significant cash flow. The Company believes its shareholders will understand from its existing disclosure in “Liquidity and Capital Resources” on pages 61-62 of the 20-F that it has not incurred debt to provide liquidity to finance operations of its PRC subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

3.	We note your disclosure that your short-term borrowings as of December 31, 2012 were repayable on demand. Please address the difficulties involved in repaying your borrowings should a demand be made, if material. In your response, describe the risks and uncertainties involved with liquidating your bank deposits classified as restricted cash.

Response:

The Company advises the Staff that as of December 31, 2012, its US$270.7 million in short-term bank borrowings consisted of ten loans with terms ranging from two to three years, due between March 2014 and August 2015. These borrowings were presented as short-term borrowings as the underlying loan agreements contain “payable on demand” clauses, which are a customary practice of the lenders. Should a demand for repayment prior to the stated maturity date be made, the Company’s primary difficulty in repaying the borrowings would be converting its cash on hand in Renminbi into U.S. dollars promptly. The Company has been working with the relevant PRC authorities to obtain approval to convert cash in Renminbi held by its PRC subsidiaries to U.S. dollars to enable such PRC subsidiaries to pay dividends to their offshore shareholders, which are wholly owned subsidiaries of the Company. As of the date of this letter, the Company has obtained an approval for the conversion of RMB500 million (US$80.9 million). The Company anticipates that it may apply for additional tranches of conversion and, based on the recent approval it received, does not currently expect to experience any material difficulty in obtaining approval for such future tranches.

The Company’s short-term and long-term bank borrowings are fully secured by letters of credit, which in turn are secured by offsetting Renminbi bank deposits. The amount of the Renminbi letters of credit is larger than the corresponding U.S. dollar loan to protect against foreign exchange risk. If the Company were unable obtain the required approval in time or at all for any reason, a lending bank would be able to use the bank deposits under the corresponding Renminbi letters of credit with a bank in China for repayment. Once the bank had accessed the Renminbi deposits through use of the letters of credit the outstanding loan would be repaid.

For the above reasons, the Company does not believe a decision by one or more bank to require immediate repayment of such loans, including potentially the entire amount of the outstanding loans at all such banks, would have a material adverse impact on its financial condition or results of operations. Also, as noted in its response to comment 2 above, the Company has not relied on the bank loans to provide liquidity for is PRC subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

4.	We note from your disclosure on page 21 that if PBOC instructs certain entities to terminate such overseas loans and domestic loans, you will have to fully repay the overseas loans to other subsidiaries. Please tell us the following:

•	The effect such requirement to repay the loans would have on your liquidity in light of restrictions on moving cash in and out of China; and

Response:

The Company respectfully advises the Staff if the Company has to fully repay the loans to its non-PRC entities from its PRC subsidiaries as requested by the PBOC, the Company will arrange offshore borrowings from overseas financial institutions to repay such non-PRC loans. Repayment of such non-PRC loans with cash held in the PRC may be subject to further approval from SAFE, and certain fines may be imposed by SAFE. However, if such repayment is requested by the PBOC, the Company does not foresee any difficulties in arranging such non-PRC borrowings, as it anticipates that similar to its current arrangements, its PRC subsidiaries would provide a guarantee on the borrowings by placing bank deposits with financial institutions in the PRC under a letter of credit arrangement for the benefit of the lender.

As of December 31, 2012, loans from the Company’s PRC subsidiaries to its non-PRC entities amounted to RMB260 million (US$38.0 million) and the Company had RMB662.5 million (US$105.4 million) free cash held on hand in the PRC, which would be available to serve as pledged deposits for the Company to obtain offshore borrowings from non-PRC financial institutions. The Company would note that it had used this approach between March, 2011 and December 31, 2012, to borrow US$351.4 million from overseas financial institutions by depositing the Renminbi equivalent of US$391.4 million as pledged deposits with financial institutions in the PRC, which deposits serve as security for the letters of credit for the benefit of the non-PRC institutions. As noted in its response to Comment 2, the Company has generated and continues to generate significant cash flow from operations and has not incurred bank debt to fund its PRC operations.

•	Whether all dividends, including the dividends declared in 2011 and 2012 as disclosed on page F-48, would be subject to approval from or challenge by the PBOC. If not, differentiate for us how the dividend distributions made between December 2007 and June 2009 differ from dividends that do not require approval.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

Response:

The Company believes that declaration of dividends by the Company would not be subject to approval from or challenge by the PBOC under relevant PRC laws and regulations. However, dividends declared and paid by the Company’s PRC subsidiaries to their respective intermediary overseas holding companies would be subject to certain approval by the SAFE. For the dividends distributed to the Company’s shareholders in December 2007 and June 2009, the Company borrowed from its PRC subsidiaries to make a portion of the payments and the Company believes such loans may not have been in compliance with rules promulgated by PBOC and SAFE. For the dividends declared and distributed to the Company’s shareholders in 2011 and 2012, the Company borrowed loans from non-PRC financial institutions for which its PRC subsidiaries provided guarantees to the lenders in the form of letters of credit secured by Renminbi deposits. The Company believes that this arrangement is not subject to approval from the PBOC under relevant PRC laws and regulations.

Part III

Exhibits, page 93

5.	Please advise why you have not filed any agreements related to the bank borrowings and related bank deposits disclosed in Note 12 to your financial statements. Refer to Instruction 4 as to Exhibits on Form 20-F.

Response:

The Company respectfully advises the Staff that it believes it has complied with the requirements in Form 20-F related to the agreements for its bank borrowings. Instruction 4(b) provides that the issuer is not required to file “a contract that is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct.” The relevant loan agreements meet this requirement and are not required to be filed as they reflect ordinary cash management of the Company’s operations on a consolidated basis. Instruction 2(b)(i) provides with respect to long term debt that such agreements do not need to be filed if the long-term debt is not being registered and “if the total amount of securities authorized under that instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis” and if the Company provided an agreement to furnish the Staff with a copy of such instrument if requested. The Company included that agreement in Item 19. Exhibits between Exhibit 2.5 and 4.1 in the 20-F. The Company will provide a copy of any of its long-term debt agreements if requested by the Staff.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

6.	It is being reported that recent PRC court and arbitral rulings concerning VIEs constitute negative developments regarding the use of VIE arrangements in China. We are referring to the CIETAC arbitral decisions invalidating VIE arrangements in online gaming and the ruling of the Supreme People’s Court on the Chinachem Financial Services matter. Please tell us the following:

•	How these rulings may impact your business or operations;

Response:

The Company has considered the recent court and arbitral proceedings and respectfully advises the Staff that it does not expect these rulings to impact its business or operations for the following reasons. The Company expects its VIEs, which are referred to in the 20-F as “consolidated controlled entities,” and Mr. Mo and Mr. Richard Jiangong Dai, president and chief executive officer of the Company who together with Mr. Mo directly and indirectly holds the entire or controlling equity interests in the VIEs, to continue to comply with and perform the structure contracts through which the Company exercises control of the VIEs.

With respect to the CIETAC arbitral proceedings, first, such proceedings were a private dispute resolution mechanism, as opposed to judicial proceedings, and thus the Company believes that the arbitral decisions do not represent official interpretation of the relevant PRC law or otherwise have binding effect on future administrative, judicial or arbitral proceedings involving VIEs.

Second, unlike the online real estate service industry in which the Company participates, the online gaming industry involved in the arbitral decisions is a unique industry singled out by the PRC General Administration of Press and Publication for scrutiny. The PRC General Administration of Press and Publication issued Circular 13 in September 2010, which expressly prohibits the use of contractual arrangements to indirectly control or participate in online gaming businesses. To the Company’s knowledge, similar circulars have not been published that prohibit the use of contractual arrangements to indirectly control or participate in the online real estate service industry in which the Company participates. Consequently, the Company does not believe the CIETAC arbitral proceedings would have any impact on its business or operations.

With respect to the Supreme People’s Court’s ruling on the Chinachem Financial Services matter, first, according to the public information on such ruling, the Chinachem Financial Services matter concerns the legality of entrustment arrangements in circumvention of law, and not the legality of a VIE structure like the one used by the Company. In that matter, a foreign investor, Chinachem, entrusted a PRC company, China SME Investment, to hold shares of a PRC bank on behalf of Chinachem to circumvent the prohibition on foreign investment in China’s banking sector.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

In contrast, the Company’s VIE contracts provide that Mr. Mo and Mr. Dai, the registered shareholders of the VIEs, granted a power of attorney and proxy to certain of the Company’s WOFEs to exercise their rights as shareholders of the VIEs. The VIE contracts also provide that Mr. Mo and Mr. Dai have pledged their respective equity interests in the VIEs to such WOFEs. Under PRC law, Mr. Mo and Mr. Dai, who are PRC citizens and entitled to own shares in PRC domestic entities, have the right to dispose of their equity interests and authorize other persons to exercise their shareholder’s rights. In addition, pursuant to the technical consultancy and services agreements between the Company’s WOFEs and VIEs, such WOFEs provide various technical services relating to the VIEs’ business, such as IT system operations and maintenance services, or technology supporting services for the VIEs’ advertising products, in exchange for monthly payments by the VIEs. Such transactions, which are not prohibited under PRC law, are designed to give the WOFEs the right to receive the economic benefits from the VIEs through the provision of services.

In the Chinachem Financial Services matter, the contracts at issue were contracts between a non-PRC entity, which was prohibited by PRC law from engaging in the activity at issue, and the domestic PRC entity. Unlike the Chinachem Financial Services matter, the Company’s VIE structure is implemented through certain of its WOFEs, which have been established in the PRC and contract with the VIEs, which are domestic PRC entities owned by Mr. Mo and Mr. Dai. These WOFEs have received approvals from the PRC government in their incorporation process to provide services of the nature provided to the VIEs through the contractual relationships.

China has a civil law system based on written statutes, which, unlike common law systems, is a system in which decided judicial cases have little precedential value. The Supreme People’s Court does publish certain guiding cases periodically for lower courts’ reference, which are to be taken into consideration by the courts when deciding similar cases. The Company believes that the Chinachem Financial Services matter has not been published as a guiding case as of the date hereof.

For the above reasons, the Company does not believe the Chinachem Financial Services matter has any material impact on its business or operations.

•	Whether there are any other rulings relevant to the use of VIEs in China and how those may impact your business or operations;

Response:

The Company advises the Staff that it is not aware of any rulings relevant to the use of VIEs in China which it has not addressed in its 20-F. The Company has included a number of Risk Factors related to the VIE structure in its 20-F, including the following:

–	“If any of our consolidated controlled entities fails to maintain the applicable licenses and approvals held by it under the complex regulatory environment for Internet-based businesses and online advertising businesses in China, or any of our PRC subsidiaries or consolidated controlled entities fail to pass its annual government inspection or obtain renewal of its business licenses, our business, financial condition and results of operations would be materially and adversely affected” on page 10 of the 20-F;

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

–	“If the PRC government determines that the Structure Contracts that establish the structure for our business operations do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties or be forced to restructure our ownership structure” on page 16 of the 20-F;

–	“Contractual or other arrangements among our affiliates may be subject to scrutiny by PRC tax authorities, and a finding that we or our affiliates owe additional taxes could substantially reduce our profitability and the value of your investment” on page 17 of the 20-F;

–	“Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be effective in providing operational control as direct or indirect ownership” on page 17 of the 20-F; and

–	“The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us” on page 21 of the 20-F.

•	How these developments will affect your disclosures; and

Response:

The Company believes that its 20-F provides its shareholders with disclosure of the nature and material risks of the VIE structure which it and other publicly traded foreign companies which operate Internet based-businesses in China face. The Company intends to continue to monitor developments regarding the VIE structure and will revise its disclosure in future Form 20-F filings if needed to reflect new rules and regulations or other developments.

•	The nature of any formal or informal communications with governmental entities regarding your use of VIE arrangements to avoid violating restrictions on foreign investment. If you have not had any such communications, explain why.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

Response:

The Company respectfully advises the Staff that it has not had any formal or informal communications with governmental entities regarding its use of VIE arrangements for the following reasons. First, the Company has not received or been informed of any question from any governmental entities in connection with its VIE arrangements of the Company, including after the publication of the recent court and arbitral rulings concerning VIEs. Second, the Company is not aware of any administrative, legal or legislative actions taken by PRC authorities on the existing VIE structures of publicly listed companies. Consequently, the Company does not believe it is necessary to make such communications with government entities.

7.	Please tell us more about your organizational structure and basis of presentation. Specifically address the following:

•	Please identify for us the individuals of the board of directors and management and legal representatives of the VIEs, WOFEs, and SouFun Holdings Ltd. For each of those identified, tell us their percentage of ownership and beneficial voting interest in each entity. Also, tell us whether there are any relationships among those identified (e.g., contractual, familial, business, or otherwise);

Response:

The Company advises the Staff that the VIEs can be classified into two categories based on their shareholders. Nine of its 14 VIEs are directly owned by Mr. Mo and Mr. Dai. With respect to each of these nine VIEs, Mr. Mo owns 80% of its equity and voting interest and Mr. Dai owns the remaining 20% of its equity and voting interest. Each of these nine VIEs has an executive director instead of a board of directors, which is permissible under PRC law, as well as a legal representative and a general manager. Either Mr. Mo or Mr. Dai serves in all of these three positions for each of these nine VIEs.

The remaining five VIEs are not directly owned by Mr. Mo and Mr. Dai. Instead, they are subsidiaries of the VIEs directly owned by Mr. Mo and Mr. Dai. With respect to three of these five VIEs, each has an executive director instead of a board of directors, a legal representative and a general manager, and either Mr. Mo or Mr. Dai serves in each of these three positions for such entity. Of the remaining two VIEs, Shanghai BaoAn Property Management Co., Ltd. has a board of director consisting of three members, including [***]. Its management consists of [***] and its legal representative is [***]. The last VIE, Guangxi Overseas Talent Industrial Park Investment Co., Ltd., has a board of directors consisting of seven members, including Mr. Mo, [***]. Its management consists of [***], and its legal representative is Mr. Mo. [***], respectively, own [***] of the equity and voting interest in Guangxi Overseas Talent Industrial Park Investment Co., Ltd, with the remaining 60% of equity and voting interest owned by Beijing Li Tian Rong Ze Technology Development Co., Ltd., one of the nine VIEs directly owned by Mr. Mo and Mr. Dai. The Company does not have knowledge regarding the other relationships, if any, that [***] have with each other. None of them has any other relationship with Mr. Mo or Mr. Dai.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

The following table sets forth the executive directors, directors, management, legal representatives and shareholders of the VIEs.

VIE	Executive Director/Board of Directors	General Manager and Other Management Members	Legal Representative	Shareholders(1)
Beijing Century Jia Tian Xia Technology Development Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Beijing Jia Tian Xia Advertising Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Beijing Li Tian Rong Ze Technology Development Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Beijing SouFun Internet Information Service Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Beijing SouFun Science and Technology Development Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Shanghai China Index Consultancy Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

VIE	Executive Director/Board of Directors	General Manager and Other Management Members	Legal Representative	Shareholders(1)
Shanghai SouFun Advertising Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Tianjin Jia Tian Xia Advertising Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Beijing Yi Ran Ju Ke Technology Development Co., Ltd.	Richard Jiangong Dai	Richard Jiangong Dai	Richard Jiangong Dai	Vincent Tianquan Mo (80%), Richard Jiangong Dai (20%)

Beijing China Index Information Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Beijing SouFun Internet Information Service Co., Ltd. (80%), Beijing Jia Tian Xia Advertising Co., Ltd. (20%)

Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo	Beijing Li Tian Rong Ze Technology Development Co., Ltd. (100%)

Shanghai Jia Biao Tang Real Estate Broking Co., Ltd.	Richard Jiangong Dai	Richard Jiangong Dai	Richard Jiangong Dai	Beijing SouFun Internet Information Service Co., Ltd. (70%), Beijing Jia Tian Xia Advertising Co., Ltd. (30%)

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

VIE	Executive Director/Board of Directors	General Manager and Other Management Members	Legal Representative	Shareholders(1)
Shanghai BaoAn Property Management Co., Ltd.	[***]	[***]	[***]	Shanghai China Index Consultancy Co., Ltd. (100%)

Guangxi Overseas Talent Industrial Park Investment Co., Ltd.	Vincent Tianquan Mo, [***]	[***]	Vincent Tianquan Mo	Beijing Li Tian Rong Ze Technology Development Co., Ltd. (60%), [***]

(1)	Each shareholder’s equity and voting interest is shown in parentheses.

Similarly to the VIEs directly owned by Mr. Mo and Mr. Dai, 11 of the Company’s 14 WOFEs have executive directors instead of boards of directors. Each of these 11 WOFEs has an executive director, a legal representative and a general manager, and either Mr. Mo or Mr. Dai serves in each of these three positions for such WOFEs. The remaining three WOFEs, Shanghai SouFun Information Co., Ltd., SouFun Information (Shenzhen) Co., Ltd. and SouFun Information (Tianjin) Co., Ltd., each have a board of directors consisting of three members. SouFun Information Co., Ltd. and SouFun Information (Shenzhen) Co., Ltd. have the same board members, including Mr. Mo, Mr. Dai and [***]. SouFun Information (Tianjin) Co., Ltd.’s board of directors consists of Mr. Mo, [***]. Mr. Mo serves as the legal representative and general manager of each of these three WOFEs. The Company owns the entire equity and voting interest in each of the WOFEs, directly or indirectly through its wholly owned holding companies incorporated in Hong Kong, the Cayman Islands and the British Virgin Islands.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

The following table sets forth the executive directors, directors, management and legal representatives of the WOFEs.

WOFE	Executive Director/Board of Directors	General Manager and Other Management Members	Legal Representative
Beijing SouFun Network Technology Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo

Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo

SouFun Media Technology (Beijing) Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo

Beijing Sou You Tian Xia Network Technology Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo

Tianjin SouFun Network Technology Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo

Beijing Zhong Zhi Xun Bo Information Technology Co., Ltd.	Vincent Tianquan Mo	Vincent Tianquan Mo	Vincent Tianquan Mo

Beijing Hong An Tu Sheng Network Technology Co., Ltd.	Richard Jiangong Dai	Richard Jiangong Dai	Richard Jiangong Dai

Beijing Tuo Shi Huan Yu Network Technology Co., Ltd.	Richard Jiangong Dai	Richard Jiangong Dai	Richard Jiangong Dai

Beijing Jia Shang Li Nian Network Technology Co., Ltd.	Richard Jiangong Dai	Richard Jiangong Dai	Richard Jiangong Dai

Beijing Hua Ju Tian Xia Network Technology Co., Ltd.	Richard Jiangong Dai	Richard Jiangong Dai	Richard Jiangong Dai

Beijing Li Man Wan Jia Network Technology Co., Ltd.	Richard Jiangong Dai	Richard Jiangong Dai	Richard Jiangong Dai

Shanghai SouFun Information Co., Ltd.	Vincent Tianquan Mo, Richard Jiangong Dai and [***]	Vincent Tianquan Mo	Vincent Tianquan Mo

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

WOFE	Executive Director/Board of Directors	General Manager and Other Management Members	Legal Representative
SouFun Information (Shenzhen) Co., Ltd.	Vincent Tianquan Mo, Richard Jiangong Dai and [***]	Vincent Tianquan Mo	Vincent Tianquan Mo

SouFun Information (Tianjin) Co., Ltd.	Vincent Tianquan Mo, [***]	Vincent Tianquan Mo	Vincent Tianquan Mo

In addition to the WOFEs, the Company has two majority-owned PRC subsidiaries, Shanghai BaoAn Hotel Co., Ltd. and Shanghai BaoAn Enterprise Co., Ltd. The Company beneficially owns a 75% equity and voting interest in each of these two subsidiaries, and Shanghai China Index Consultancy Co., Ltd., a VIE directly owned by Mr. Mo and Mr. Dai, owns the remaining 25% equity and voting interest in each of them. These two PRC subsidiaries’ boards of directors, management and legal representatives consist of the same individuals as those of Shanghai BaoAn Property Management Co., Ltd. None of these individuals has any equity or voting interest in these two PRC subsidiaries.

The WOFEs and VIEs do not have other managers. Mr. Mo (executive chairman of board) makes resource allocation decisions and assesses performance based on the Company’s consolidated results. Furthermore the Company’s business is organized into four product groups based on its target markets and revenue sources, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group and research product group. Instead of dividing and managing its business by legal entities, the Company manages its business by these four product groups. Employees of different VIEs and WOFEs may belong to the same product groups. Each of these groups has its own management team while the VIEs and WOFEs generally do not have management personnel in addition to their general managers. No discrete financial information was produced by the management of those products groups. The following table sets forth the current management members of each of the Company’s four product groups.

Product Group	General Manager	Head of Sales and Marketing	Head of Content Management	Controller
New Home	[***]	[***]	[***]	[***]

Secondary and Rental Properties	[***]	[***]	[***]	[***]

Home Furnishing and Improvement	[***]	[***]	[***]	[***]

Research	[***]	[***]	[***]	[***]

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

None of these management members has any equity or voting interest in any of the VIEs and WOFEs. Each of them has less than 1% of SouFun Holdings Limited’s share capital and voting power.

The board of directors (the “Board”) of the Company, as set forth on page 63 of the 20-F, consists of Mr. Mo, Quan Zhou, Shan Li, Qian Zhao, Sam Hanhui Sun, Jeff Xuesong Leng, Thomas Nicholas Hall and Mr. Dai. The executive officers of the Company, as set forth on page 63 of the 20-F, include Mr. Mo (executive chairman of the Board), Mr. Dai (president and chief executive officer), Lan Guan (chief financial officer) and Jian Liu (chief operating officer). The percentage of ownership and voting interest in the Company of the abovementioned directors and executive officers as of March 25, 2013 are set forth on pages 71-72 of the 20-F. The Company will update such share ownership as of a date shortly before its next Form 20-F filing.

Mr. Dai is Mr. Mo’s nephew. Mr. Mo and Mr. Dai have invested together in a number of entities. Mr. Mo, Shan Li and Quan Zhou are directors of Wall Street Global Training Center, Inc., a New York not-for-profit corporation that has provided training services to the Company. The Company has entered into various agreements as set forth in the 20-F with certain of its directors and executive officers including registration rights agreements and stock option agreements. The Company and entities affiliated with Mr. Mo, and the Company and entities affiliated with Mr. Mo and Mr. Dai, have from time to time entered into business transactions or provided services to each other. Where material such transactions were disclosed in “Item 7.B. Related Party Transactions” on pages 74-77 of the 20-F and in the Financial Statements on pages F-63-64 of the 20-F. The Company will update such disclosures with its future filings on Form 20-F.

•	Please tell us how the management of SouFun Holdings Ltd., the WOFEs and the VIEs are hired, terminated, and compensated;

Response:

The directors of the Company elect the executive chairman who is Mr. Mo. The directors would also be responsible for voting to terminate Mr. Mo as executive chairman of the Company. The Board, through its Nomination and Governance Committee, oversees evaluation of the Board and management. Mr. Mo is responsible for the management of the business and oversees and determines the hiring of the executive officers. Mr. Mo reviews the performance of the executive officers and would make decisions with regard to terminating any such individuals. Mr. Mo and the executive officers are compensated in the form of salaries, annual bonuses and share options. See page 65 of the 20-F—Item 6.B. Compensation—Compensation of Directors and Executive Officers. As part of his responsibility of managing the Company’s business, Mr. Mo also oversees and determines the hiring of the management members of the VIEs and WOFEs, as well as those of the two majority-owned PRC subsidiaries and the four product groups, reviews their performance and would make decisions with regard to terminating any such individuals. With respect to the individuals other than Mr. Mo and Mr. Dai who are also executive officers of the Company, such individuals are similarly compensated in the form of salaries, annual bonuses and share options.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

•	Please tell us how and why directors and management can be removed or appointed at each level in your organization. In your response, tell us whether Mr. Mo has the ability to unilaterally remove and appoint directors by virtue of his 72.6% voting power. If the board votes on removal of a board member, tell us whether the board member subject to that vote is entitled to vote;

Response:

Under the Company’s Fifth Amended and Restated Articles of Association that are currently in effect (the “Articles”), a director may be appointed and removed by way of an ordinary resolution of the shareholders, which requires a simple majority of votes cast by such shareholders at a shareholder meeting. The Articles do not permit shareholders to cumulate votes for directors, so a shareholder holding a majority of the outstanding shares can appoint all of the Company’s directors.

Pursuant to Section 58 of the Articles, an annual or extraordinary general meeting of shareholders may be called by the Board or the chairman of the Board, which position Mr. Mo currently serves. In addition, Mr. Mo, by virtue of holding more than 20% of the share capital of the Company, would be entitled to request that the Company call such a shareholders’ meeting and to call the meeting himself in the event that the Company does not call such a meeting within 45 days of his request. Mr. Mo and other shareholders may not act by written consent to remove directors.

However, by virtue of his voting power, Mr. Mo does not have an unfettered ability to appoint and remove directors. Vacancies may be filled by a majority of directors in office and certain contractual arrangements give other shareholders rights to nominate persons for director. Pursuant to an investor’s rights agreement (the “Investor’s Rights Agreement”), dated August 13, 2010, among the Company, Mr. Mo, General Atlantic Mauritius Limited (“General Atlantic”), Hunt 6-A Guernsey L.P. Inc, Hunt 7-A Guernsey L.P. Inc and Hunt 7-B Guernsey L.P. Inc (these three entities are collectively referred to as “Apax”), and the other parties thereto, each of General Atlantic and Apax is entitled to nominate one director to the Board so long as it, together with its affiliates, owns at least 10.0% of the Company’s outstanding Class A ordinary shares.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

In addition, under the Articles, the office of a director shall be vacated if the director:

(a)	resigns his office by notice in writing delivered to the Company or tendered at a meeting of the Board;

(b)	becomes of unsound mind or dies;

(c)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated;

(d)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(e)	is prohibited by law from being a director; or

(f)	ceases to be a director by virtue of any law of the Cayman Islands or is removed from office pursuant to the Articles.

The executive officers of the Company are appointed and can be removed by the Board, which would be a vote of a majority of the directors at a meeting at which a quorum was present.

With respect to each of the nine VIEs directly owned by Mr. Mo and Mr. Dai, under PRC law, Mr. Mo as the 80% shareholder has the power to appoint and remove the executive director and general manager. Mr. Mo and Mr. Dai, the registered shareholders of these VIEs, have granted a power of attorney and proxy to three of Company’s WOFEs, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng, to exercise their rights as shareholders of the VIEs. As a result, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng have the power to appoint and remove the executive directors and general managers of the VIEs. With respect to the five VIEs indirectly owned by Mr. Mo and Mr. Dai, because they are subsidiaries of the VIEs directly owned by Mr. Mo and Mr. Dai, SouFun Media, SouFun Network and Beijing Hong An Tu Sheng also have the power to appoint and remove the executive directors and general managers of these VIEs. Ultimately, since Mr. Mo and Mr. Dai are officers of the WOFEs, unless the Board were to instruct them otherwise, Mr. Mo and Mr. Dai hold the power to appoint and remove the board, executive director and officers of each such entity.

With respect to the Company’s wholly owned subsidiaries, including the WOFEs and the non-PRC subsidiaries, the Company as the sole ultimate shareholder has the power to appoint and remove the directors and management. With respect to the Company’s two majority-owned PRC subsidiaries, Shanghai BaoAn Hotel Co., Ltd. and Shanghai BaoAn Enterprise Co., Ltd., the Company as the ultimate majority shareholder has the power to appoint and remove their directors and management. In the absence of instructions from the Board of the Company, the Company’s management is responsible for the appointment and removal of each such entity’s board, executive director and managers. Mr. Mo and Mr. Dai manage the day to day operations of the Company and thus control such appointments in the absence of such instructions. Sections 100, 104 and 126 of the Articles provide that the Board can delegate the management and designation of such positions to officers of the Company, regardless of their interests in the entities affected.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

A decision as to why any individual would be removed as a director or officer of any of the Company, the VIEs, the WOFEs and the non-PRC subsidiaries would be based on a determination as to that individual’s performance and contribution to the entity based on such individual’s position.

•	Please tell us what matters are required to go to the board for approval and how decisions are approved at the board level;

Response:

Under Cayman law and the Articles, “the business of the Company shall be managed and conducted by the Board.” However, the Board is also entitled to delegate “any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers….” In practice, the Board and its Committees review and approve material transactions and decisions, such as declaration of dividends, significant acquisitions, annual compensation guidelines for executive officers, approval of Mr. Mo’s compensation, including salary, bonus and stock options, and significant transactions with related parties, as well as the Company’s financial statements and other financial matters. Consistent with practices of other companies, the Board entrusts day to day operations to management consistent with Sections 104 and 126 of the Articles.

A meeting of the Board may be convened by the Secretary of the Company at the request of any director pursuant to Section 112 of the Articles. Subject to satisfaction of quorum requirements, actions taken by the Board are determined by a majority of votes cast by the directors present at the meeting. If the vote is equal for and against a matter, Section 111 of the Articles provides that the chairman of the meeting, which is required to be the chairman of the Board other than in the event of his absence, shall have an additional or casting vote. See also response to bullet 8 in Comment 7.

•	We note from the table on page 63 that your board of directors consists of three independent directors and five non-independent directors. Please tell us how board decisions are made should the board be split;

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

Response:

The Company advises the Staff that, subject to satisfaction of quorum requirements, actions taken by the Board are determined by a majority of votes cast by the directors present at the meeting. If the vote is equal for and against a matter, the chairman of the meeting shall have an additional or casting vote. Under Section 115 of the Articles, the chairman of the Board shall be the chairman of all meetings of the Board. If the chairman of the Board is not present at any meeting within five minutes after the time appointed for holding the meeting, the other directors present may choose a director among themselves to be chairman of the meeting. Mr. Mo currently serves as the executive chairman of the Board.

•	Please tell us whether there have been any disputes or disagreements between the owners/managers of the VIEs and the owners/managers of your wholly-owned PRC subsidiaries or SouFun Holdings Ltd. If so, describe to us how they were resolved;

Response:

The Company advises the Staff that there have not been any disputes or disagreements between the owners/managers of the VIEs and the owners/managers of its wholly owned PRC subsidiaries or the Company.

•	Please describe to us barriers in exercising any of your rights under the contractual agreements; and

Response:

The Company’s contractual agreements with the VIEs are subject to certain risks/barriers in exercising the Company’s rights in that the Company depends on the other parties to perform their obligations and if the other parties did not the Company could be required to seek legal remedies. In addition, the Company depends on the VIEs to remain in business. So the Company believes the barriers are performance by the other parties, effectiveness of legal remedies and business risk. The Company has included risk factors with regard to these barriers in its 20-F including:

–	“We may lose the ability to utilize assets held by our consolidated controlled entities that are important to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding” on page 17 of the 20-F,

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

–	“Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be as effective in providing operational control as direct or indirect ownership” on page 17 of the 20-F, and

–	“The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us” on page 21 of the 20-F.

•	We note the first risk factor on page 13, in which you disclose that Mr. Mo in particular has played an important role in the growth and development of your business. Please describe to us the importance of Mr. Mo to the operations of the VIEs and SouFun Holdings Ltd. In addition, explain to us the extent board approval is required for management decisions he makes.

Response:

The Company respectfully advises the Staff that the Risk Factor on page 13 of the 20-F states the Company is dependent on Mr. Mo “in particular” and that he founded the Company, is the executive chairman, played an important role in the growth and development of the Company and the Company could be materially and adversely affected if Mr. Mo were no longer involved. The Company believes the Risk Factor further describes the nature of his importance and the potential impact if he were no longer at the Company, specifically his expertise and experience, extensive knowledge of the PRC real estate market, strong reputation, and relationships with employees, regulatory authorities and many customers.

A description of the Board’s role in approving Mr. Mo’s management decisions is set forth above in response to the fourth bullet of Question 7. With respect to certain matters, the Audit Committee of the Board provides guidance to Mr. Mo and other members of management regarding the implementation of the Audit Committee’s guidance if the Audit Committee deems that such implementation is required by law or prudent practices. Similarly, the Compensation Committee of the Board may provide specific guidance to Mr. Mo and other members of management regarding the implementation of the Compensation Committee’s guidance if the Compensation Committee deems that such implementation is required by law or prudent practices.

8.	Please tell us how you considered Mr. Mo’s voting power of 72.6% of SouFun Holdings Ltd. and 80% ownership of the VIEs in determining whether the contractual agreements with the VIEs are substantive. In your response, explain how you would enforce the contracts in the event the VIEs breached the contract terms in light of the fact that Mr. Mo has majority voting power in both SouFun Holdings Ltd. and the VIEs.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

Response:

The Company respectfully advises the Staff that it does not believe that Mr. Mo’s voting power in both the Company and the VIEs impacts the substantive effect of the contractual agreements noted in the Staff’s comment. As noted in its response to Comment 6, the Company expects its VIEs and Mr. Mo and Mr. Dai, president and chief executive officer of the Company who together with Mr. Mo directly and indirectly holds the entire or controlling equity interests in the VIEs, to continue to comply with and perform the structure contracts through which the Company exercises control of the VIEs.

As noted in its response to the fifth bullet in Comment 7, the Company has not had any disputes or disagreements to date between the VIEs and the Company and its WOFEs. The Company believes that if there were a breach then management, including Mr. Mo, would make a determination of the steps to take and whether legal action would be required and, depending on the significance of the breach, would advise the Board. If Mr. Mo believed that there was a conflict between his position with the Company and with the VIE in how the Company should handle the breach, the Company believes Mr. Mo, as an interested party, would advise the Board so that the disinterested directors could make a determination as to the Company’s approach.

Under Cayman law, the directors of the Company have a duty of loyalty to act honestly in good faith with a view to the best interests of the Company. In addition, the directors of the Company have a duty to exercise the care, skills and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to the Company, the directors must ensure compliance with the memorandum and articles of association of the Company.

Consequently, although Mr. Mo has majority voting power in both the Company and the VIEs, each of the other directors of the Company would be required under his fiduciary duties to enforce the contractual agreements in the best interests of the Company.

The Company would note that the 20-F includes Risk Factors on the ability to enforce the VIE contracts. See “—Contractual arrangements, including voting proxies, with our consolidated controlled entities for our Internet content distribution and marketing businesses may not be effective in providing operational control as direct or indirect ownership” on page 17 of the 20-F; and “—The PRC legal system embodies uncertainties, which could limit the legal protections available to you and us” on page 21 of the 20-F. The 20-F also includes Risk Factor on different interests of controlling shareholders “—We are controlled by our significant shareholders and their affiliated entities, whose interests may differ from our other shareholders” on page 18 of the 20-F and on rights as a shareholder in a Cayman company, “—Since shareholder rights under Cayman Islands differ from those under U.S. law, you may have difficulty protecting your shareholder rights” on page 27 of the 20-F. In consideration of the Staff’s comment, the Company intends in future filings on Form 20-F to expand these Risk Factors to include additional disclosure of the potential additional risks because of Mr. Mo’s voting power in both the Company and the VIEs and the potential for Mr. Mo to use his voting power in the Company to impact the Company’s enforcement of the contracts should there be a dispute between the Company and the VIEs.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

9.	We note on page F-16 the disclosure regarding a “series of standardized contracts.” Please tell us how the contracts are standardized, or do not characterize them as being standardized.

Response:

The Company respectfully responds that the contracts are standardized in that each set of contracts between each VIE and a WOFE contain substantially identical terms. The Company intends to revise the description in Note 1 of its financial statements in its future Form 20-F filings as follows (additions are underlined and deletions are shown by strikethrough).

“The effective control of the PRC Domestic Entities is held by the Company through three of its WOFEs, namely SouFun Network, SouFun Media and Beijing Hong An, as a result of a series of ~~standardized~~ contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”).”

10.	We note on page F-16 the disclosure that the Company is obligated to absorb all of the PRC Domestic Entities’ expected losses. Please tell us the specific contract provision(s) that give rise to this obligation, and tell us whether the related contracts were filed as exhibits.

Response:

The Company respectfully advises the Staff that Article 6 of each of the operating agreements between Mr. Mo, Mr. Dai, the respective WOFEs and VIEs thereto, as amended, gives rises to the obligation noted in the Staff’s comment. Article 6 of each of these operating agreements, as amended, provides that “Party A [WOFE] hereby agrees to and confirms that it has the obligation to provide Party B [VIE] with funding or other financial assistance upon the reasonable request by Party B in the event that Party B suffers serious losses in its business operations. Party A and Party B agree to discuss the specific plan and forms of assistance on the basis of Party B’s actual situation at that time.” The related contracts were filed as exhibits with the Commission. Specifically, the Company filed (i) the translation of its form operating agreement (incorporated by reference to Exhibit 10.6 of the Company’s registration statement on Form F-1 filed with the SEC on September 2, 2010) and (ii) a schedule of the operating agreements as Exhibits 4.11 and 4.11.1, respectively, to the 20-F. The Company also filed (i) the translation of its form amendment agreement relating to exclusive technical consultancy and services agreement, exclusive call option agreement, operating agreement and other agreements (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form F-1 filed with the SEC on September 2, 2010) and (ii) a schedule of the amendment agreements as Exhibits 4.14 and 4.14.1, respectively, to the 20-F.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

11.	We note on page F-17 that the shareholders proxy agreements are effective for 10 years and can be extended at the sole discretion of the WOFEs. Please tell us your consideration of Article 410 of PRC Contract Law, which allows the principal or the agent to terminate the agency appointment contract at any time. Specifically, tell us why you do not believe Article 410 renders the shareholders proxy agreements revocable by the shareholders of the VIEs.

Response:

The Company has been advised by its PRC counsel that absent any mandatory provisions (as dictated by PRC law) or violation of relevant mandatory provisions, a person is entitled to lawfully enter into a contract based on his own will, which is protected by the PRC Contract Law, provided such contract does not violate any other mandatory provisions of laws and regulations.

Article 410, which is not a mandatory provision of PRC law, provides that either the principal or the agent may terminate the agency appointment contract at any time. Therefore, the Company and its subsidiaries and contracting parties are not required to apply Article 410 to any agreement and did not elect to do so. However, in the event that for some reason Article 410 were deemed to be mandatory, Article 410 also provides that any loss suffered by a party due to the termination of the agency appointment contract shall be compensated by the party terminating the contract, unless such loss cannot be imputed to the party terminating the contract. Therefore, if for some reason Article 410 became mandatory, the Company would have a remedy.

The shareholders proxy agreements expressly provide that the proxy cannot be revoked by the shareholders of the VIEs, which does not violate the PRC Contract Law. Therefore, the Company does not believe Article 410 renders the shareholders proxy agreements revocable by the shareholders of the VIEs.

12.	We note that you disclose on page F-20 total current and non-current assets and liabilities. Please expand your disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WOFE for accrued service fees. In addition, disclose how your involvement with the VIEs affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

Response:

In response to the Staff’s comments, the Company proposes to expand the presentation of the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WOFEs for accrued service fees, in Note 1 of its financial statements in its future Form 20-F filings as follows.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

“The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows were as follows:”

	As of December 31,
	2011	2012
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	35,469	41,213
Restricted cash, current	35,814	—
Short-term investments	7,935	25,455
Accounts receivable ( net of allowance of US$1,816 and US$3,648 as of December 31, 2011 and 2012, respectively)	2,786	8,945
Prepayments and other current assets	5,918	4,000
Deferred tax assets, current	1,484	629

Total current assets	89,406	80,242

Non-current assets:
Property and equipment, net	2,553	15,747
Restricted cash, non-current	247,631	358,960
Deferred tax assets, non-current	1,302	1,683
Other non-current assets	934	11,219

Total non-current assets	252,420	387,609

Total assets	341,826	467,851

Current liabilities:
Deferred revenue	12,099	19,891
Accrued expenses and other liabilities	31,510	43,170
Customers’ refundable fees	9,586	8,926
Income tax payable	5,305	12,287
Intercompany payable to the WOFEs	147,638	188,028

Total current liabilities	206,138	272,302

Net asset	135,688	195,549

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Total revenues	129,448	121,349	157,859
Net income	58,978	35,457	58,898

	For the Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Net cash generated from operating activities	37,038	222,265	109,216
Net cash (used in) generated from investing activities	(4,805)	24,415	(32406)
Net cash used in financing activities	—	(277,895)	(71,151)

The Company supplementally advises the Staff that the VIEs had no intercompany payable to the WOFEs for accrued service fees as of December 31, 2011 and 2012, whereas the service fees accrued and settled by the VIEs were US$774,000 and zero during the years ended December 31, 2011 and 2012, respectively.

13.	Paragraph 5A.d of ASC 810-10-50 requires disclosure of qualitative information about the involvement with the VIE. Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

Response:

The Company respectfully advises the Staff that the VIEs hold 44 registered copyrights, 136 registered trademarks and 179 registered domain names, including the official website www.soufun.com, which are considered revenue–producing assets. The VIEs do not hold any facilities or assembled workforce. Certain employees of the WOFEs also perform services for the VIEs as needed for the Company’s business. None of the abovementioned revenue-producing assets was recorded on the Company’s consolidated balance sheets, as such assets were all internally developed or generated and the directly attributable development costs were insignificant and expensed as incurred. In response to the Staff’s comment, the Company proposes to expand Note 1 of its financial statements in its future Form 20-F filings as follows (additions that reflect changes from the 20-F are underlined).

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

“Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, including the official website www.soufun.com, which are used for the Group’s business operations. All of these revenue-producing assets were internally developed, for which the Company did not incur significant development costs. There were no assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.”

Note 2. Summary of Significant Accounting Policies

Restricted Cash, page F-25

14.	We note that restricted cash represents cash pledged to financial institutions as collateral for bank loans. Please tell us and disclose whether the cash is restricted as to withdrawal or usage.

Response:

The Company respectfully advises the Staff that the cash pledged to financial institutions as collateral for letters of credit provided to secure bank loans is restricted as to withdrawal and usage. In response to the Staff’s comment, the Company proposes to expand the significant accounting policy on restricted cash in its future Form 20-F filings as follows (additions that reflect changes from the 20-F are underlined).

“Restricted cash represents cash pledged to the financial institutions as collateral for the Company’s bank loans (Note 12). The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid.”

Note 17. Taxation, page F-50

15.	We note on page F-54 your roll-forward of unrecognized tax benefits. Please tell us whether there are any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. Refer to paragraph 15.d of ASC 740-10-50.

Response:

The Company respectfully advises the Staff that it is possible that the amount of unrecognized tax benefits will change in the next 12 months, dependent upon factors including changes in the amount of the PRC statutory taxable income due to the application and interpretation of PRC tax laws. However, an estimate of the range of the possible change could not be made as of the balance sheet date. In response to the Staff’s comment, the Company proposes to include the following disclosure on unrecognized tax benefits in its future Form 20-F filings.

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

“The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.”

Note 21. Commitments and Contingencies

Variable interest entity structure, page F-66

16.	Notwithstanding the comments above, please disclose the potential difficulties in enforcing the VIE agreements as a result of the potential conflicts of interests of Mr. Mo owning the majority of SouFun Holdings Ltd. and the VIEs.

Response:

In response to the Staff’s comment and as noted in the response to Comment 8, the Company intends to include in its future filings on Form 20-F additional disclosure on the potential difficulties in enforcing its contractual agreements with its VIEs as a result of the potential conflicts of interests with Mr. Mo. The Company believes that such potential difficulties and potential conflicts of interest do not require a current amendment to its 20-F since as noted in the response to the fifth bullet point in comment 7, the Company has not had any disputes or disagreements to date between the VIEs and the Company and its WOFEs. In addition, since Mr. Mo is a significant shareholder in the Company, he has a strong financial incentive to use his voting power in the Company and in the VIEs to support the Company’s business. In contrast to the situation described in the CIETAC arbitral proceedings, it is unlikely that Mr. Mo would be removed from his executive role at the Company given his significant ownership of the Company. As a result, the Company believes divergent interests between Mr. Mo and the Company are unlikely.

Mr. Mo’s interests as a shareholder of the Company, his fiduciary duties as a director and officer of the Company, the presence of independent directors on the board and Company’s practice that the Audit Committee of the Board approve significant related party transactions make it less probable that such potential conflicts of interest would result in potential difficulties.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY SOUFUN HOLDINGS LIMITED

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

September 11, 2013

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact me at (650) 849-3329 or Julia Reigel of this firm at (650) 320-4509.

Sincerely yours,

/s/ Barry E. Taylor

Barry E. Taylor

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Julia Reigel
Kefei Li

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng